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                                                                       Exhibit 1

                        GALLOWAY CAPITAL MANAGEMENT, LLC
                     1325 AVENUE OF THE AMERICAS, 26TH FLOOR
                            NEW YORK, NEW YORK 10019
                                    --------
                               TEL (212) 603-7590
                               FAX (212) 603-7502


December 10, 2002

The Special Committee
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Ste 825
Dallas, TX 75248

Gentlemen:

As you know, Galloway Capital Management, LLC and Bruce Galloway (collectively "Galloway"), have for many months been urging this Board to enter into a transaction which would realize fair value for the shareholders of Monarch Dental, Inc. ("Monarch").

I am pleased to see that the Board, with my constant urging, fought on behalf of the shareholders of Monarch and was able to realize a fair value for the shareholders with a share price of $5.75/share offered by Bright Now! Dental. This represents a premium of 15% above the offer previously agreed to by the Board.

Even though I believe the company is worth in excess of $5.75/share, considering the continuing default with its bank syndicate since July 2002, the inability to refinance the bank debt, as well as the instability in the capital markets, I believe this represents fair value for the Company's shareholders.

                         Very truly yours,


                         Bruce Galloway
                         Managing Member